

Mail Stop: 3561

April 19, 2017

Via E-Mail
Rice Powell
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg
Germany

Re: **Fresenius Medical Care AG & Co. KGaA**
        Form 20-F for the Fiscal Year Ended December 31, 2016
        Filed February 22, 2017
        File No. 001-32749

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

General

1.   You stated in your letter to us dated November 26, 2014 that you sold, and expected to continue selling, products to Sudan and Syria. Sudan and Syria are countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not describe contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, distributors, dealers, sales agents or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Critical Accounting Policies, page 51

Accounts Receivable and Allowance for Doubtful Accounts, page 52

3.   We note your table of Aging of Net Trade Accounts Receivable by Major Payor Groups which includes a line item called "product customers and health care payors outside the North America" representing 44% of net A/R as of December 31, 2016. We also note that expenses from your allowance for doubtful accounts is presented either as a deduction from revenue or as operating expense depending on the source of the receivable. Please clarify how similar the payor groups of product customers are to the health care payors outside of North America specifically the payment and collection patterns. If these groups are not similar, please explain to us how a combined aging schedule assists investors in assessing collectability.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining